Exhibit 99.8

CERTIFICATE OF QUALIFIED PERSON

I, Marcelo Zangrandi, MAIG, do hereby certify that:

I am a Senior Geologist for AMBA Consultoria Ltda. (“AMBA”), with its head office located at: Rua Doutor Oswaldo Cruz, 1930, APT 1204

Apucarana, Paraná State, Brazil – CEP: 86.802-260

This certificate applies to the technical report titled “NI 43-101 Technical Report on the Don David Gold Mine, Oaxaca, Mexico” with an Effective Date of December 31, 2025 (the “Technical Report”) prepared for Gold Resource Corporation (“GRC”) regarding the Don David Gold Mine.

I graduated with a degree in Geology from Universidad Nacional de San Juan in 1998. I also hold a graduate degree in Geostatistical Evaluation of Ore Deposits (2012, Universidad de Chile). I am a Member of the Australian Institute of Geoscientists (MAIG). I have over 27 years of practical experience in the mining industry and related research (geostatistics), mainly in exploration projects, open pit, and underground mines, with gold, silver, and copper, among other commodities. I have held various roles in geological exploration and mine operations, from greenfield exploration to resource estimation, primarily with Snowden Consulting (Brazil) and Barrick Gold (Argentina, Chile, and the Dominican Republic).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with one or more professional associations (as defined in NI 43-101), and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

I visited the property from November 5 to 14, 2025.

I am independent of GRC, as independence is described by Section 1.5 of NI 43-101.

I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible (Sections 1, 8, 11, 12, 14, 25, and 26), and such sections have been prepared in compliance with that instrument and form.

As of the aforementioned Effective Date, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March 2026.

Marcelo Zangrandi, MAIG